RENAISSANCE OIL ANNOUNCES THE AWARD OF THREE PETROLEUM BLOCKS IN MEXICO

December 16, 2015 – Vancouver, BC – Renaissance Oil Corp. (the “Company” or “Renaissance”) (TSX-V: ROE) is pleased to announce that the Company was awarded three petroleum blocks in Call 3 of Round 1 auction of 25 on-shore “Mature Field” petroleum blocks in Mexico (the “Mature Field Auction”).  There were 40 other bidders competing in the Mature Field Auction for the 25 blocks.  The Mature Field Auction was administered by the Comisión Nacional de Hidrocarburos (the “CNH”) of Mexico and was the country’s first award of on-shore petroleum blocks in 77 years to companies other than state-owned Petróleos Mexicanos (“PEMEX”).

“Renaissance has made a commitment to it’s business in Mexico and the award of these oil and gas properties is an important step toward the Company becoming a major operator in Mexico,” said Craig Steinke, President and Chief Executive Officer of Renaissance.  “We are very pleased to have been awarded our top three prioritized properties which we expect to provide a solid foundation to grow Renaissance in Mexico.”

Renaissance focused its bidding strategy on Type 1 Blocks that by definition have reserves of less than 100 million barrels of oil remaining in place (“Type 1 Blocks”) and contain current production and facilities.  The three blocks awarded to Renaissance, Mundo Nuevo, Topén and Malva, currently have aggregate gross daily production of approximately 650 barrels of crude oil and condensate and approximately 6 million cubic feet of natural gas.  The blocks amount to approximately 74 KM2 of surface area and have production growth opportunities through development drilling using modern technology, well workovers and field optimization.  The Type 1 Blocks are all located in the state of Chiapas and are in close proximity of each other which are expected to offer synergies in their field developments.

The Mature Field Auction featured 21 Type 1 Blocks and the fields awarded to Renaissance were three of the six largest Type 1 Blocks offered as ranked by remaining oil in place. Together, the three blocks awarded to Renaissance represent approximately 44% of the oil in place that was awarded in the Type 1 Blocks Mature Field Auction, as estimated by CNH.

Renaissance is developing a high quality, diversified portfolio of mature fields and shale development opportunities in Mexico.  Renaissance’s goal is to build significant oil and gas operations and play a major role in the historical reform of the energy industry in Mexico.

RENAISSANCE OIL CORP.

Per:

“Craig Steinke”

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, but not limited to, statements with respect to the Company becoming a major operator in Mexico with the three blocks awarded to the Company forming a solid foundation to grow the Company. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the failure to receive regulatory approval for the issuance of the shares, the risks associated with the bidding process and satisfaction of any prequalifying criteria, and such other risks as disclosed in the Company’s management discussion and analysis and other continuous disclosure filings.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.